UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2005

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) BY: /S/ MOSHE AMIT —————————————— Moshe Amit, Executive Vice President and Chief Financial Officer

Dated: February 23, 2005

February 23, 2005

CAMTEK LTD. ANNOUNCES 2004 FOURTH QUARTER & YEAR END RESULTS

Q4 Revenues $17.6 Million; EPS of $0.11

2004 Revenues $67.4 Million representing year-to-year growth of 117%

MIGDAL HAEMEK, Israel – February 23rd, 2005 – Camtek Ltd. (NASDAQ:CAMT), today announced results for the fourth quarter and twelve months ended December 31, 2004.

Revenues for the fourth quarter of 2004 were $17.6 million, up 68% from $10.4 million in the fourth quarter of 2003, and sequentially down 9% from $19.3 million in the quarter ended September 30, 2004. Gross profit margin for the fourth quarter of 2004 was 53.7% compared to a 51.5% margin for the fourth quarter of 2003, and a 54.8% margin for the third quarter of 2004.

Net profit for the fourth quarter of 2004 was $3.0 million, or $0.11 per share. This compares with a net profit of $0.6 million, or $0.01 per share, in the fourth quarter of 2003. For the third quarter of 2004, which includes a one-time charge of $1.1 million for the discontinued plan for a secondary public offering, net profit was $3.3 million, or $0.12 per share. Excluding the one-time charge, net profit for the third quarter of 2004 would have been $4.4 million, or $0.16 per share.

Revenues for the twelve-month period ended December 31, 2004 were $67.4 million, up 117% from $31.1 million for the twelve-month period ended December 31, 2003. Gross profit margin for the year 2004 was 53.5%, compared to a 46% margin in 2003. Net profit for the twelve months ended December 31, 2004 was $10.8 million, or $0.39 per share, including the one time charge. Excluding the one time charge, the net profit for twelve months ended December 31, 2004 would have been $11.9 million, or $0.43 per share, compared to a net loss of $1.6 million, or $0.06 per share for the twelve months ended December 31, 2003.

Rafi Amit, Camtek’s CEO, commented: “2004 was a fantastic year for us. We achieved record revenues – more than doubling last-year’s figures. We also penetrated new markets; our gross margins were among the best in the industry; we continued to prove our capability of taking advantage of market opportunities; our new Dragon and Orion models experienced high demand from numerous major PCB manufacturers around the world, particularly in China.”

Mr. Amit added, “Moreover, in the semiconductor manufacturing and packaging market we have established a viable foothold with a total of 19 Falcon installations in the US, Japan, Singapore and Taiwan. Ten of these installations have already turned into sales, contributing approximately $4.7 million to our annual revenues. The Falcon’s very positive market acceptance confirms our assessment that it is becoming a significant growth engine for us.”

Mr. Amit continued: “It is only typical in our environment that after such strong growth, as experienced by the capital equipment industry, some capacity adjustment takes place. We can already see the effect of this adjustment in our fourth quarter revenues. We suspect that this adjustment, along with the seasonal effect of the Chinese New Year, will significantly impact our business in the first quarter of 2005, though our limited visibility at this point precludes us from providing precise revenue guidance. However, we expect Falcon system sales to keep growing, making up a quarter of our revenues in 2005 and cushioning the potential decline in income from the PCB industry. Toward this end, we are currently focusing our efforts on strategic customers, having them evaluate and qualify the Falcon. This qualification process is a precondition for winning multiple orders from these customers in the future.”

Mr. Amit concluded: “Our outlook for 2005 as a whole remains positive and we have slightly adjusted our working assumptions to expect revenue growth of approximately 10% over 2004. We base this outlook on both analyst forecasts and our expectations of industry growth in the second half of the year, and on our belief in the competitive advantages of our products.”

Camtek will host a conference call today, Wednesday February 23rd, 2005 at 11:00 a.m. EST. Moshe Amit, Chief Financial Officer, and Yuval Attias, Controller, will be on the call and will be available to answer investor questions after presenting the results.

To participate, please call one of the telephone numbers below at least 5 minutes before the start of the call.

US: UK: Israel: International:	1 866 860 9642 0 800 917 5108 03 918 0610 +972 3 918 0610	at 11:00 a.m. EST at 4:00 p.m. GMT at 6:00 p.m. Israel time

For those unable to participate, the teleconference will be available for replay for 14 days on Camtek’s website at http://www.camtek.co.il/ beginning 48 hours after the call.

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry.

This press release is available at www.camtek.co.il

Contact Details

CAMTEK Moshe Amit, CFO Tel: +972-4-604-8308 Fax: +972-4-604 8300 Mobile: +972-5-469-4902 mosheamit@camtek.co.il	IR/PR ISRAEL Financial Communication Noam Yellin Tel: +972 3 6954333 Fax: +972 544 246720	IR INTERNATIONAL Gelbart-Kahana International Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 kenny@gk-biz.com ehud@gk-biz.com

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CAMTEK LTD.
Consolidated Balance Sheets
(in thousands, except share data)

	December 31, 2003	December 31, 2004

ASSETS
Current assets:
Cash and cash equivalents	12,837	9,141
Accounts receivable - trade, net of allowance of $2,090 and $2,236	13,317	22,078
Inventories	13,687	24,892
Due from affiliates	2,652	479
Other current assets	1,794	2,093

Total current assets	44,287	58,683

Fixed assets, net	9,899	9,960

	54,186	68,643

LIABILITIES
Current liabilities:
Short-term bank credit	2,300	2,335
Accounts payable	6,985	8,215
Other current liabilities	5,638	8,095

Total current liabilities	14,923	18,645
Accrued severance pay, net of amounts funded	412	222

Total liabilities	15,335	18,867

SHAREHOLDERS' EQUITY
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 28,065,038 in 2003 and 28,085,766 in 2004, outstanding 27,053,419 in 2003 and 27,074,147 in 2004	125	125
Additional paid-in capital	43,801	43,732
Unearned compensation	(560)	(363)
Retained earnings (deficit)	(3,522)	7,275
Treasury stock, at cost (1,011,619 shares in 2003 and 2004)	(993)	(993)

	38,851	49,776

	54,186	68,643

CAMTEK LTD.
Consolidated Balance Sheets
(in thousands, except share data)

	Three Months Ended December 31,		Year Ended December 31,
	2003	2004	2003	2004

Revenues	10,440	17,589	31,141	67,419

Cost of revenues	5,062	8,150	16,674	31,361
Royalties to the Government of Israel	-	-	150	-

Total cost of sales	5,062	8,150	16,824	31,361

Gross profit	5,378	9,439	14,317	36,058

Research and development costs	1,400	1,888	5,855	7,328
Selling, general and administrative expenses	3,185	4,545	10,041	15,953

	4,585	6,433	15,896	23,281
Aborted issuance expenses	-	-	-	1,122

Operating income (loss)	793	3,006	(1,579)	11,655

Financial and other income (loss), net	55	(42)	235	(359)

Income (loss) before income taxes	848	2,964	(1,344)	11,296

Provision for income taxes	(225)	34	225	(499)

Net income (loss)	623	2,998	(1,569)	10,797

Net income (loss) per ordinary share:
Basic	0.01	0.11	(0.06)	0.40

Diluted	0.01	0.11	(0.06)	0.39

Weighted average number of ordinary shares
outstanding:
Basic	27,053	27,194	27,053	27,114

Diluted	27,053	27,719	27,053	27,800